UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-21203

CUSIP NUMBER 253675201

(Check One)	☐ Form 10-K ☐ Form 20 F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 17, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Diedrich Coffee, Inc.
Full Name of Registrant N/A

N/A
Former Name if Applicable

28 Executive Park, Suite 200
Address of Principal Executive Office (Street and Number) Irvine, California 92614

Irvine, California 92614
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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Diedrich Coffee, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for its quarter ended September 17, 2008 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense because management of the Company is in the process of finalizing the financial statements and related disclosures to be included in the Form 10-Q. As part of that process, management is continuing to assess its compliance with covenants in certain of its credit facilities, and is engaged in discussions with the lenders thereunder with respect to certain financial covenants and debt limitations contained therein, addressing any necessary modifications or amendments thereto, and obtaining waivers regarding any noncompliance with such covenants. To the extent that the Company is not in compliance with such covenants, and waivers of the noncompliance are not obtained, such circumstances could give rise to events of default under one or more credit facilities, which, in certain circumstances, could allow the lenders thereunder to terminate their commitments to make loans thereunder and to declare the outstanding loans to be immediately due and payable. The process of completing the financial statements and related information required to be included in the Form 10-Q cannot be finalized until the discussions, and the covenant compliance determinations, are completed, which could not occur prior to the scheduled filing deadline for the Form 10-Q.

The Company expects to file the Form 10-Q within the 5 calendar day extension provided under Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sean M. McCarthy	949	260-1600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

N/A

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of $1,783,000, or $0.33 loss per share, for the quarter ended September 17, 2008, compared to a net loss of $270,000, or $0.05 loss per share, for the first quarter of the prior fiscal year. Results for the first quarter of the prior fiscal year included an after tax gain from discontinued operations of $767,000, or $0.14 per share, from escrow proceeds received from the sale of the majority of the Company’s Diedrich Coffee and Coffee People company-operated locations, which was completed during the 2007 fiscal year.

In addition, the Company expects to report a net loss from continuing operations of $1,783,000, or $0.33 loss per share, for the first quarter ended September 17, 2008, compared to a net loss from continuing operations of $1,037,000, or $0.19 loss per share, for the first quarter of the prior fiscal year.

This notification of late filing on Form 12b-25 contains forward-looking statements, including statements that relate to our credit facilities and the financial results for the quarter ended September 17, 2008 and the anticipated filing date for the Form 10-Q. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

Diedrich Coffee, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 4, 2008	By	/s/ Sean M. McCarthy
Sean M. McCarthy
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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